FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 2, 2010 regarding consolidated financial results for the second quarter ended September 30, 2010

2.	Press release dated November 2, 2010 regarding revision of year end dividend forecast

3.	Press release dated November 2, 2010 regarding commencement of preparation for an initial public offering of Hitachi Global Storage Technologies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 4, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the Second Quarter ended September 30, 2010

Tokyo, November 2, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the second quarter of fiscal 2010, ended September 30, 2010.

Notes:	1.	All figures, except for the outlook for fiscal 2010, were converted at the rate of 84 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2010.
	2.	Operating income (loss) is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. stockholders per share (6) and Net income (loss) attributable to Hitachi, Ltd. Stockholders per American Depositary Share (7).

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
1. Revenues	2,232,057	2,349,885	105	27,975	4,124,958	4,502,451	109	53,601
2. Operating income (loss)	25,836	129,573	502	1,543	(24,760)	218,048	—	2,596
3. Income (loss) before income taxes	(29,311)	119,524	—	1,423	(110,139)	263,808	—	3,141
4. Net income (loss)	(48,107)	86,969	—	1,035	(138,874)	204,437	—	2,434
5. Net income (loss) attributable to Hitachi, Ltd.	(50,556)	71,991	—	857	(133,221)	158,049	—	1,882
6. Net income (loss) attributable to Hitachi, Ltd. stockholders per share
Basic	(15.21)	15.94	—	0.19	(40.08)	35.00	—	0.42
Diluted	(15.21)	14.88	—	0.18	(40.08)	32.68	—	0.39
7. Net income (loss) attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	(152)	159	—	1.90	(401)	350	—	4.17
Diluted	(152)	149	—	1.77	(401)	327	—	3.89

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Operating income (loss) is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 881 consolidated subsidiaries, including Variable Interest Entities, and 161 equity-method affiliates.
		Consolidated trust accounts are not included into the figures of consolidated subsidiaries.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2010 Second-Quarter (Three Months Ended September 30, 2010) and First-Half (Six Months Ended September 30, 2010) Consolidated Business Results

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	2,349.8	5%	27,975	4,502.4	9%	53,601
Operating income	129.5	103.7	1,543	218.0	242.8	2,596
Income before income taxes	119.5	148.8	1,423	263.8	373.9	3,141
Net Income	86.9	135.0	1,035	204.4	343.3	2,434
Net Income attributable to Hitachi, Ltd.	71.9	122.5	857	158.0	291.2	1,882

Hitachi’s consolidated revenues for the first half of fiscal 2010 increased 9% year over year, to 4,502.4 billion yen. This mainly reflected large year-over-year increases in the High Functional Materials & Components, Automotive Systems, Electronic Systems & Equipment and Construction Machinery segments in line with recovering demand in automotive- and electronics-related fields.

Overseas revenues rose 16% year over year, to 1,978.8 billion yen mainly due to a global recovery in demand.

Hitachi posted consolidated operating income of 218.0 billion yen, representing a 242.8 billion yen turnaround year over year. This much improved result was attributable to improved revenues and posting of operating income in all segments, including High Functional Materials & Components, and Components & Devices, and reflected higher revenues as well as progress with business structure reform measures, lower costs and containment of fixed expenses.

Hitachi also recorded net other income of 45.7 billion yen, an improvement of 131.1 billion yen from the net other deductions recorded in the corresponding period of the previous fiscal year, despite recording exchange losses resulting from the yen’s appreciation. The improvement reflected in part the recording of gains on the sale of securities resulting from the transfer of management rights related to IPS Alpha Technology, Ltd. to Panasonic Corporation and a decrease in business restructuring expenses. As a result, Hitachi recorded income before income taxes of 263.8 billion yen, an improvement of 373.9 billion yen year over year. After income taxes of 59.3 billion yen, Hitachi posted net income of 204.4 billion yen, 343.3 billion yen better year over year. After deducting net income attributable to non-controlling interests of 46.3 billion yen, Hitachi posted net income attributable to Hitachi, Ltd. of 158.0 billion yen, a 291.2 billion yen improvement on the previous fiscal year’s first half.

For the second quarter of fiscal 2010, the three months ended September 30, 2010, consolidated revenues were up 5% year over year, at 2,349.8 billion yen. Operating income improved 103.7 billion yen year over year, to 129.5 billion yen, as all business segments recorded profits. Hitachi recorded net income attributable to Hitachi, Ltd. of 71.9 billion yen, a 122.5 billion yen improvement year over year.

(2) Revenues and Operating Income by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	425.8	(2%)	5,070	774.8	(3%)	9,224
Operating income	34.3	7.3	409	34.5	2.2	411

For the first half of fiscal 2010, the segment recorded revenues of 774.8 billion yen, a decrease of 3% year over year, with software and services, and hardware recording lower revenues due to ongoing reductions in IT investment in Japan. Despite of healthy revenue growth in storage solutions, particularly to overseas markets.

Segment operating income improved 2.2 billion yen, to 34.5 billion yen, despite a year-over-year decline in software and services. The improved earnings were the result of higher year-over-year operating income from hardware, most notably higher earnings from disk array subsystems.

For the second quarter of fiscal 2010, revenues declined 2% year over year, to 425.8 billion yen. Operating income, however, improved 7.3 billion yen year over year, to 34.3 billion yen.

[Power Systems]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	206.9	(6%)	2,464	384.8	(1%)	4,581
Operating income	9.6	7.3	115	14.3	10.4	170

For the first half of fiscal 2010, segment revenues edged down 1% year over year, to 384.8 billion yen, mainly the result of lower year-over-year sales from thermal power generation systems due to some projects being pushed back. However, sales from nuclear power generation systems increased year over year due to the construction of new plants and preventative maintenance in Japan.

Segment operating income improved 10.4 billion yen to 14.3 billion yen year over year due to better project management, progress with cost cutting and other factors.

For the second quarter of fiscal 2010, revenues decreased 6% to 206.9 billion yen, while operating income improved 7.3 billion yen, to 9.6 billion yen.

[Social Infrastructure & Industrial Systems]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	277.3	(4%)	3,301	508.9	(5%)	6,058
Operating income	8.2	5.3	98	10.7	11.7	128

For the first half of fiscal 2010, segment revenues decreased 5% year over year, to 508.9 billion yen. Although sales of elevators and escalators in China recorded strong growth, the overall revenue decline was attributable to lower sales resulting from a transactional method change in some products of a manufacturing subsidiary are distributed.

Segment operating income was 10.7 billion yen, an 11.7 billion yen turnaround year over year, despite the impact of lower revenues. The improved earnings were attributable to higher earnings on elevators and escalators resulting from cost-cutting and other measures.

For the second quarter of fiscal 2010, segment revenues declined 4% year over year, to 277.3 billion yen. Meanwhile, segment operating income improved 5.3 billion yen year over year, to 8.2 billion yen.

[Electronic Systems & Equipment]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	278.7	13%	3,319	529.0	17%	6,298
Operating income	10.8	12.4	130	16.2	29.6	194

For the first half of fiscal 2010, segment revenues rose 17% year over year, to 529.0 billion yen, the result of robust sales growth in semiconductor-related manufacturing equipment and electronic component processing equipment on the back of rebounding capital expenditures in the electronics field, and other factors.

Segment operating income improved 29.6 billion yen year over year, to 16.2 billion yen due to higher sales of semiconductor-related manufacturing equipment and other products.

For the second quarter of fiscal 2010, segment revenues climbed 13% year over year, to 278.7 billion yen. Segment operating income was 10.8 billion yen, a 12.4 billion yen turnaround year over year.

[Construction Machinery]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	172.3	31%	2,052	334.4	29%	3,981
Operating income	11.2	8.0	134	18.2	16.6	217

For the first half of fiscal 2010, segment revenues jumped 29% year over year, to 334.4 billion yen. In addition to growth in overseas sales of hydraulic excavators and other products, especially to China, the segment revenues reflected the effect of making Indian company Telco Construction Equipment Co., Ltd. a consolidated subsidiary in March 2010.

Segment operating income improved 16.6 billion yen year over year, to 18.2 billion yen due to the higher revenues.

For the second quarter of fiscal 2010, segment revenues rose 31% year over year, to 172.3 billion yen. Operating income improved 8.0 billion yen, to 11.2 billion yen.

[High Functional Materials & Components]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	354.9	16%	4,226	700.4	21%	8,339
Operating income	24.0	15.7	286	50.2	45.1	598

For the first half of fiscal 2010, segment revenues increased 21% year over year, to 700.4 billion yen. This result reflects strong performances at Hitachi Metals, Ltd., Hitachi Cable, Ltd. and Hitachi Chemical Co., Ltd. due to global recovery in demand for automotive components and electronics-related products.

Segment operating income improved 45.1 billion yen year over year, to 50.2 billion yen. In addition to higher revenues, this was due to the benefits of business structure reform measures carried out in the previous fiscal year.

For the second quarter of fiscal 2010, segment revenues increased 16% year over year, to 354.9 billion yen. Operating income improved 15.7 billion yen, to 24.0 billion yen.

[Automotive Systems]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	188.8	19%	2,249	364.6	27%	4,341
Operating income	6.6	10.6	79	10.9	28.0	130

For the first half of fiscal 2010, segment revenues increased 27% year over year, to 364.6 billion yen on the back of a global recovery in demand, particularly in emerging markets, and a government program in Japan to spur vehicle sales.

The segment recorded operating income of 10.9 billion yen, a year-over-year improvement of 28.0 billion yen on account of improved capacity utilization in line with recovering demand, and the benefits of business structure reforms.

For the second quarter of fiscal 2010, segment revenues increased 19% year over year, to 188.8 billion yen. Operating income improved 10.6 billion yen, to 6.6 billion yen.

[Components & Devices]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	212.7	13%	2,533	414.7	17%	4,937
Operating income	13.4	16.4	161	30.2	43.4	361

For the first half of fiscal 2010, segment revenues rose 17% year over year, to 414.7 billion yen due to higher sales of HDDs, reflecting robust demand for use in PCs and servers.

Operating income for the segment improved 43.4 billion yen year over year, to 30.2 billion yen, as earnings increased in HDD operations in line with rising sales. New products contribution and lower costs in HDD operations also contributed to the improved operating income result.

For the second quarter of fiscal 2010, segment revenues rose 13% year over year, to 212.7 billion yen. Segment operating income improved 16.4 billion yen, to 13.4 billion yen.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2010 include operating results of Hitachi GST for the six months ended June 30, 2010.

[Digital Media & Consumer Products]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	250.2	0%	2,979	506.9	10%	6,035
Operating income	3.8	1.5	46	10.9	22.2	131

For the first half of fiscal 2010, the segment recorded a 10% increase in revenues year over year, to 506.9 billion yen. Optical disk drive-related products recorded strong sales growth largely due to increasing PC demand. Also contributing to overall segment revenue growth was higher sales of air conditioners for overseas markets as well as the domestic market, as Japan sweltered under a summer heat wave.

The segment recorded operating income of 10.9 billion yen, an improvement of 22.2 billion yen year over year. In addition to the benefits of business structure reforms in flat-panel TVs and other areas, higher sales led to increased earnings in optical disk drive-related products, air conditioners and other businesses.

For the second quarter of fiscal 2010, segment revenues were 250.2 billion yen, unchanged from the corresponding period of fiscal 2009. Operating income improved 1.5 billion yen year over year, to 3.8 billion yen.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2010 include operating results of HLDS for the six months ended June 30, 2010.

[Financial Services]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	92.4	(34%)	1,100	186.6	(19%)	2,222
Operating income	6.1	5.6	73	11.2	8.7	134

For the first half of fiscal 2010, the segment reported a 19% year-over-year decrease in revenues, to 186.6 billion yen. Although Hitachi Capital Corporation’s outsourcing and other businesses that generate revenues from commission services posted healthy results, the overall decline was due to the recording of large cancellation penalty payment receipts in the corresponding period of the previous fiscal year.

Segment operating income improved 8.7 billion yen year over year, to 11.2 billion yen, as a result of recording earnings related to receivables that were recorded as gains on sale up through March 31, 2010 in line with the consolidation of securitized entities from April 1, 2010, based on new U.S. GAAP accounting standards. The improvement also reflected reduced financing costs at Hitachi Capital.

For the second quarter of fiscal 2010, segment revenues decreased 34% year over year, to 92.4 billion yen. Segment operating income improved 5.6 billion yen, to 6.1 billion yen.

[Others]

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	195.3	3%	2,326	375.2	2%	4,468
Operating income	6.8	1.4	81	12.8	5.5	153

For the first half of fiscal 2010, the segment recorded a 2% rise in revenues year over year, to 375.2 billion yen, due to higher revenues at Hitachi Transport System, Ltd. on expansion of third-party logistics solutions.

Segment operating income improved 5.5 billion yen year over year, to 12.8 billion yen, mainly due to higher earnings on increased revenues at Hitachi Transport System and cost reductions.

For the second quarter of fiscal 2010, segment revenues increased 3% year over year, to 195.3 billion yen. Segment operating income improved 1.4 billion yen, to 6.8 billion yen.

(3) Revenues by Market

	Three months ended September 30, 2010			Six months ended September 30, 2010
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,350.3	2%	16,075	2,523.5	4%	30,042
Outside Japan	999.5	10%	11,899	1,978.8	16%	23,558
Asia	519.6	22%	6,186	1,022.6	31%	12,174
North America	187.5	3%	2,233	380.5	8%	4,530
Europe	175.6	(13)%	2,091	363.2	(4)%	4,324
Other Areas	116.7	12%	1,390	212.4	13%	2,529

Revenues in Japan in the first half of fiscal 2010 rose 4% year over year, to 2,523.5 billion yen, reflecting mainly higher revenues in the High Functional Materials & Components, Automotive Systems, and Electronic Systems & Equipment segments in line with recovering demand in the automotive and electronics-related fields.

Outside Japan revenues increased 16%, to 1,978.8 billion yen. In addition to much higher sales in the Construction Machinery Segment, mainly to China, the Automotive Systems, Electronic Systems & Equipment, Components & Devices, and High Functional Materials & Components segments posted strong revenue growth.

As a result, the ratio of overseas revenues to consolidated revenues increased 3 percentage points year over year to 44%.

In the second quarter, revenues in Japan rose 2% year over year, to 1,350.3 billion yen. Overseas revenues increased 10%, to 999.5 billion yen.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, decreased 6% year over year, to 120.2 billion yen, as Hitachi achieved greater investment efficiency by making progress with business structure reforms and continued to strictly select investments.

Depreciation, excluding leasing assets, decreased 16% year over year, to 150.3 billion yen, primarily due to the continued strict selection of capital investments.

R&D expenditures increased 9% year over year, to 194.8 billion yen, which corresponded to 4.3% of consolidated revenues, due mainly to further R&D investment to strengthen the Social Innovation Business.

For the second quarter of fiscal 2010, capital investment on a completion basis, excluding leasing assets, increased 16%, to 73.3 billion yen. Depreciation, excluding leasing assets, decreased 16%, to 75.2 billion yen. R&D expenditures increased 11%, to 102.2 billion yen, and corresponded to 4.4% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of September 30, 2010
	Yen (billions)	Change from March 31, 2010	U.S. dollars (millions)
Total assets	9,318.4	353.9	110,934
Total liabilities	6,914.4	217.8	82,315
Interest-bearing debt	2,864.7	497.6	34,104
Total Hitachi, Ltd. stockholders’ equity	1,415.0	130.4	16,846
Non controlling interests	988.9	5.7	11,773
Total Hitachi, Ltd. stockholders’ equity ratio	15.2%	0.9 point improvement	—
D/E ratio (including noncontrolling interests)*[1]	1.19 times	0.19 point improvement	—
D/E ratio (including noncontrolling interests)*[2]	0.96 times	0.08 point improvement	—

*1:	Including liabilities (current and noncurrent) associated with the consolidation of securitized entities.
*2:	Excluding liabilities (current and noncurrent) associated with the consolidation of securitized entities.

Total assets as of September 30, 2010 increased 353.9 billion yen from March 31, 2010, to 9,318.4 billion yen. This resulted from the recording of financial assets that had been transferred off the balance sheet to securitized entities in accordance with the application of new U.S. GAAP accounting standards effective April 1, 2010. Similarly, interest-bearing liabilities increased 497.6 billion yen, to 2,864.7 billion yen due to the recording of liabilities associated with the consolidation of securitized entities. Stockholders’ equity increased 130.4 billion yen, to 1,415.0 billion yen from March 31, 2010 due to the improvement in net income attributable to Hitachi, Ltd. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 15.2%. The debt-to-equity ratio, including noncontrolling interests, was 1.19. Excluding the impact of adopting new accounting standards, the debt-to-equity ratio, including noncontrolling interests, improved 0.08 points to 0.96.

(2) Cash Flows

	Six months ended September 30, 2010
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	377.5	44.9	4,494
Cash flows from investing activities	(105.6)	150.2	(1,258)
Free cash flows	271.8	195.2	3,237
Cash flows from financing activities	(193.8)	71.6	(2,308)

Operating activities provided net cash of 377.5 billion yen, a year-over-year increase of 44.9 billion yen due to the marked improvement in net income and ongoing measures to improve the efficient use of working capital.

Investing activities used net cash of 105.6 billion yen, 150.2 billion yen less year over year, mainly due to the strict selection of capital expenditures and sale of certain shareholdings.

Free cash flows, the sum of cash flows from operating and investing activities, was 271.8 billion yen.

Financing activities used net cash of 193.8 billion yen, a 71.6 billion yen increase. This was due to an increase in short-term debt due to the issuance of commercial paper by a subsidiary and other factors.

The net result of the above items was an increase of 56.2 billion yen in cash and cash equivalents, to 633.8 billion yen.

Free cash flows increased due to the consolidation of securitized entities in accordance with the application of new U.S. GAAP accounting standards effective from April 1, 2010. However, the application of these standards had almost the same effect on cash outflows in financing activities.

3. Outlook for Fiscal 2010

	Year ending March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	9,300.0	4%	116,250
Operating income	410.0	207.8	5,125
Income before income taxes	390.0	326.4	4,875
Net Income	280.0	364.3	3,500
Net Income attributable to Hitachi, Ltd.	200.0	306.9	2,500

Note:	All fiscal 2010 outlook figures were converted using 80 yen to the U.S. dollar.

Hitachi has raised its forecasts as above, despite the uncertainty surrounding the global economic outlook and expected impact of the yen’s appreciation. The revised forecasts are based on a steady contribution from the Social Innovation Business, accelerate global expantion, the benefits of business structure reforms, and progress with ongoing cost-containment initiatives on procurement costs and fixed expenses.

Hitachi is assuming exchange rates of 80 yen to the U.S. dollar and 110 yen to the euro for the third and fourth quarters of fiscal 2010.

Other

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries causing changes in scope of consolidation)

None

(2) Application of simple accounting treatment and/or specific accounting treatment in preparing the quarterly consolidated financial statements

Yes

(3) Changes in accounting principles, procedures and presentation methods for preparing quarterly consolidated financial statements

Yes

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Revenues	2,232,057	2,349,885	105	27,975	4,124,958	4,502,451	109	53,601
Cost of sales	1,740,071	1,739,367	100	20,707	3,200,326	3,333,831	104	39,688
Selling, general and administrative expenses	466,150	480,945	103	5,726	949,392	950,572	100	11,316
Operating income (loss)	25,836	129,573	502	1,543	(24,760)	218,048	—	2,596
Other income	3,796	7,674	202	91	9,531	85,011	892	1,012
(Interest and dividends)	3,796	3,712	98	44	9,348	9,093	97	108
(Other)	0	3,962	—	47	183	75,918	—	904
Other deductions	58,943	17,723	30	211	94,910	39,251	41	467
(Interest charges)	6,524	6,121	94	73	13,558	12,427	92	148
(Other)	52,419	11,602	22	138	81,352	26,824	33	319
Income (loss) before income taxes	(29,311)	119,524	—	1,423	(110,139)	263,808	—	3,141
Income taxes	18,796	32,555	173	388	28,735	59,371	207	707
Net income (loss)	(48,107)	86,969	—	1,035	(138,874)	204,437	—	2,434
Less: Net income (loss) attributable to noncontrolling interests	2,449	14,978	612	178	(5,653)	46,388	—	552
Net income (loss) attributable to Hitachi, Ltd.	(50,556)	71,991	—	857	(133,221)	158,049	—	1,882

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2010 (A)	As of September 30, 2010 (B)	(B)-(A)	As of September 30, 2010

Total Assets	8,964,464	9,318,463	353,999	110,934
Current assets	4,775,197	4,944,443	169,246	58,862
Cash and cash equivalents	577,584	633,817	56,233	7,545
Short-term investments	53,575	36,195	(17,380)	431
Trade receivables
Notes	104,353	104,494	141	1,244
Accounts	2,138,139	1,903,824	(234,315)	22,665
Investments in leases	194,108	229,767	35,659	2,735
Current portion of financial assets transferred to consolidated securitization entities	—	211,813	211,813	2,522
Inventories	1,222,077	1,362,228	140,151	16,217
Other current assets	485,361	462,305	(23,056)	5,504
Investments and advances	712,993	613,862	(99,131)	7,308
Property, plant and equipment	2,219,804	2,140,444	(79,360)	25,481
Intangible assets	518,050	513,869	(4,181)	6,117
Financial assets transferred to consolidated securitization entities	—	390,712	390,712	4,651
Other assets	738,420	715,133	(23,287)	8,513

Total Liabilities and Equity	8,964,464	9,318,463	353,999	110,934
Current liabilities	3,931,203	4,026,744	95,541	47,937
Short-term debt and current portion of long-term debt	755,181	860,258	105,077	10,241
Current portion of non-recourse borrowings of consolidated securitization entities	—	230,728	230,728	2,747
Trade payables
Notes	25,737	20,713	(5,024)	247
Accounts	1,229,546	1,174,258	(55,288)	13,979
Advances received	385,199	412,930	27,731	4,916
Other current liabilities	1,535,540	1,327,857	(207,683)	15,808
Noncurrent liabilities	2,765,416	2,887,731	122,315	34,378
Long-term debt	1,611,962	1,468,253	(143,709)	17,479
Non-recourse borrowings of consolidated securitization entities	—	305,538	305,538	3,637
Retirement and severance benefits	905,183	873,417	(31,766)	10,398
Other liabilities	248,271	240,523	(7,748)	2,863
Total equity	2,267,845	2,403,988	136,143	28,619
Total Hitachi, Ltd. stockholders’ equity	1,284,658	1,415,077	130,419	16,846
Common stock	408,810	408,814	4	4,867
Capital surplus	620,577	603,340	(17,237)	7,183
Legal reserve and retained earnings	713,479	863,796	150,317	10,283
Accumulated other comprehensive loss	(432,057)	(459,613)	(27,556)	(5,472)
(Foreign currency translation adjustments)	(182,783)	(226,662)	(43,879)	(2,698)
(Pension liability adjustments)	(272,410)	(239,865)	32,545	(2,856)
(Net unrealized holding gain on available-for-sale securities)	25,564	9,108	(16,456)	108
(Cash flow hedges)	(2,428)	(2,194)	234	(26)
Treasury stock	(26,151)	(1,260)	24,891	(15)
Noncontrolling interests	983,187	988,911	5,724	11,773

Note:	Figures of Intangible assets and Other liabilities as of March 31, 2010 have been restated since the fair value measurement related to a business combination recorded in March 31, 2010 was finalized in this six-month period.

Consolidated Statements of Cash Flows

	Six months ended September 30
	Yen (millions)		U.S. Dollars (millions)
	2009	2010	2010
Cash flows from operating activities
Net income (loss)	(138,874)	204,437	2,434

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	223,877	189,850	2,260
Amortization	60,618	56,503	673
Gain on sale of investments in securities and other	(1,444)	(73,414)	(874)
Decrease in receivables	230,136	209,121	2,490
Decrease (increase) in inventories	60,699	(182,760)	(2,176)
Decrease in payables	(125,521)	(16,091)	(192)
Other	23,072	(10,114)	(120)

Net cash provided by operating activities	332,563	377,532	4,494

Cash flows from investing activities
Purchase of property, plant and equipment, net	(154,575)	(99,103)	(1,180)
Purchase of intangible assets, net	(38,953)	(46,436)	(553)
Purchase of tangible assets and software to be leased, net	(132,425)	(129,717)	(1,544)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	(31,933)	38,508	458
Collection of investments in leases	82,868	151,205	1,800
Other	19,125	(20,097)	(239)

Net cash used in investing activities	(255,893)	(105,640)	(1,258)

Cash flows from financing activities
Decrease in interest-bearing debt	(250,937)	(177,677)	(2,115)
Dividends paid to stockholders	(134)	(12)	(0)
Dividends paid to noncontrolling interests	(13,560)	(10,440)	(124)
Other	(944)	(5,768)	(69)

Net cash used in financing activities	(265,575)	(193,897)	(2,308)

Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12,030	143
Effect of exchange rate changes on cash and cash equivalents	(1,576)	(33,792)	(402)

Net increase (decrease) in cash and cash equivalents	(190,481)	56,233	669

Cash and cash equivalents at beginning of the period	807,926	577,584	6,876

Cash and cash equivalents at end of the period	617,445	633,817	7,545

Segment Information

(1) Business Segments

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Information & Telecommunication Systems	435,155	425,840	98	5,070	794,795	774,816	97	9,224
	17%	16%			17%	15%
Power Systems	220,324	206,995	94	2,464	389,673	384,813	99	4,581
	9%	8%			8%	8%
Social Infrastructure & Industrial Systems	287,831	277,304	96	3,301	534,653	508,910	95	6,058
	11%	10%			11%	10%
Electronic Systems & Equipment	247,061	278,771	113	3,319	451,320	529,041	117	6,298
	10%	11%			10%	10%
Construction Machinery	131,089	172,375	131	2,052	259,021	334,401	129	3,981
	5%	7%			5%	7%
High Functional Materials & Components	307,105	354,962	116	4,226	580,494	700,483	121	8,339
	12%	13%			12%	14%
Automotive Systems	159,045	188,885	119	2,249	286,618	364,663	127	4,341
	6%	7%			6%	7%
Components & Devices	188,404	212,790	113	2,533	355,822	414,740	117	4,937
	7%	8%			8%	8%
Digital Media & Consumer Products	249,177	250,221	100	2,979	461,353	506,914	110	6,035
	10%	9%			10%	10%
Financial Services	140,047	92,417	66	1,100	230,156	186,652	81	2,222
	6%	4%			5%	4%
Others	189,929	195,352	103	2,326	366,461	375,273	102	4,468
	7%	7%			8%	7%
Subtotal	2,555,167	2,655,912	104	31,618	4,710,366	5,080,706	108	60,485
	100%	100%			100%	100%
Eliminations & Corporate Items	(323,110)	(306,027)	—	(3,643)	(585,408)	(578,255)	—	(6,884)

Revenues Total	2,232,057	2,349,885	105	27,975	4,124,958	4,502,451	109	53,601

Notes	1:	Revenues by business segment include intersegment transactions.
	2:	The Company has changed the business segment classification starting from Fiscal 2009.
Figures of business segments is based on the reclassification.

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Information & Telecommunication Systems	27,007	34,372	127	409	32,304	34,556	107	411
	62%	25%			—	16%
Power Systems	2,338	9,673	414	115	3,818	14,312	375	170
	5%	7%			—	6%
Social Infrastructure & Industrial Systems	2,923	8,226	281	98	(952)	10,754	—	128
	7%	6%			—	5%
Electronic Systems & Equipment	(1,533)	10,890	—	130	(13,343)	16,281	—	194
	(3%)	8%			—	7%
Construction Machinery	3,223	11,291	350	134	1,571	18,231	—	217
	8%	8%			—	8%
High Functional Materials & Components	8,301	24,046	290	286	5,056	50,254	994	598
	19%	18%			—	23%
Automotive Systems	(4,020)	6,660	—	79	(17,102)	10,917	—	130
	(9%)	5%			—	5%
Components & Devices	(2,913)	13,494	—	161	(13,132)	30,293	—	361
	(7%)	10%			—	14%
Digital Media & Consumer Products	2,299	3,860	168	46	(11,234)	10,974	—	131
	5%	3%			—	5%
Financial Services	471	6,116	—	73	2,566	11,269	439	134
	1%	5%			—	5%
Others	5,396	6,836	127	81	7,318	12,838	175	153
	12%	5%			—	6%
Subtotal	43,492	135,464	311	1,613	(3,130)	220,679	—	2,627
	100%	100%			—	100%
Eliminations & Corporate Items	(17,656)	(5,891)	—	(70)	(21,630)	(2,631)	—	(31)

Operating income (loss) Total	25,836	129,573	502	1,543	(24,760)	218,048	—	2,596

Notes:	The Company has changed the business segment classification starting from Fiscal 2009.
Figures of business segments is based on the reclassification.

(2) Revenues by Market

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Japan	1,319,707	1,350,339	102	16,075	2,420,374	2,523,563	104	30,042
	59%	57%			59%	56%
Asia	425,845	519,639	122	6,186	782,897	1,022,613	131	12,174
	19%	22%			19%	23%
North America	181,577	187,535	103	2,233	353,939	380,552	108	4,530
	8%	8%			9%	8%
Europe	201,026	175,607	87	2,091	379,835	363,252	96	4,324
	9%	8%			9%	8%
Other Areas	103,902	116,765	112	1,390	187,913	212,471	113	2,529
	5%	5%			4%	5%
Outside Japan	912,350	999,546	110	11,899	1,704,584	1,978,888	116	23,558
	41%	43%			41%	44%
Total	2,232,057	2,349,885	105	27,975	4,124,958	4,502,451	109	53,601
	100%	100%			100%	100%

# # #

November 2, 2010

Hitachi, Ltd.

Supplementary Information for the Second Quarter ended September 30, 2010

1. Summary (Consolidated basis)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Revenues*[1]	2,232.0	4,124.9	2,349.8	105%	4,502.4	109%	9,300.0	104%
Operating income (loss)*[1]	25.8	(24.7)	129.5	502%	218.0	—	410.0	203%
Percentage of revenues	1.2	(0.6)	5.5	—	4.8	—	4.4	—
Income (loss) before income taxes*[1]	(29.3)	(110.1)	119.5	—	263.8	—	390.0	—
Net income (loss)*[1]	(48.1)	(138.8)	86.9	—	204.4	—	280.0	—
Net income (loss) attributable to Hitachi, Ltd.*[1]	(50.5)	(133.2)	71.9	—	158.0	—	200.0	—
Dividend payout ratio(%)	—	—	—	—	14.3	—	18.1	—
Average exchange rate (yen / U.S.$)	94	95	86	—	89	—	—	—
Net interest and dividends*[1]	(2.7)	(4.2)	(2.4)	—	(3.3)	—	—	—

*1	Billions of yen

Assumed exchange rate for 2nd half of fiscal 2010 (yen / U.S.$): 80

	As of March 31, 2010	As of September 30, 2010
Cash & cash equivalents, Short-term investments (billions of yen)	631.1	670.0
Interest-bearing debt*[2] (billions of yen)	3,110.7	2,864.7
Interest-bearing debt*[3] (billions of yen)	2,367.1	2,329.3
D/E Ratio (Including Noncontrolling interests)*[2] (times)	1.38	1.19
D/E Ratio (Including Noncontrolling interests)*[3] (times)	1.04	0.96
Number of employees	359,746	352,524
Japan	230,948	215,847
Overseas	128,798	136,677
Number of consolidated subsidiaries (Including Variable Interest Entities)	900	881
Japan	365	351
Overseas	535	530

*2	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities.
*3	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities.

2. Consolidated Revenues by Business Segment*4

	(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	435.1	794.7	425.8	98%	774.8	97%	1,730.0	101%
Power Systems	220.3	389.6	206.9	94%	384.8	99%	880.0	100%
Social Infrastructure & Industrial Systems	287.8	534.6	277.3	96%	508.9	95%	1,160.0	93%
Electronic Systems & Equipment	247.0	451.3	278.7	113%	529.0	117%	1,090.0	109%
Construction Machinery	131.0	259.0	172.3	131%	334.4	129%	720.0	123%
High Functional Materials & Components	307.1	580.4	354.9	116%	700.4	121%	1,420.0	114%
Automotive Systems	159.0	286.6	188.8	119%	364.6	127%	710.0	111%
Components & Devices	188.4	355.8	212.7	113%	414.7	117%	800.0	106%
Digital Media & Consumer Products	249.1	461.3	250.2	100%	506.9	110%	930.0	100%
Financial Services	140.0	230.1	92.4	66%	186.6	81%	350.0	83%
Others	189.9	366.4	195.3	103%	375.2	102%	760.0	100%
Subtotal	2,555.1	4,710.3	2,655.9	104%	5,080.7	108%	10,550.0	104%
Eliminations & Corporate Items	(323.1)	(585.4)	(306.0)	—	(578.2)	—	(1,250.0)	—
Total	2,232.0	4,124.9	2,349.8	105%	4,502.4	109%	9,300.0	104%

*4	The Company has changed the business segment classification started from Fiscal 2009. Figures of business segments is based on the reclassification.

3. Consolidated Operating Income (Loss) by Business Segment*4

	(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	27.0	32.3	34.3	127%	34.5	107%	100.0	106%
Power Systems	2.3	3.8	9.6	414%	14.3	375%	29.0	131%
Social Infrastructure & Industrial Systems	2.9	(0.9)	8.2	281%	10.7	—	46.0	109%
Electronic Systems & Equipment	(1.5)	(13.3)	10.8	—	16.2	—	40.0	—
Construction Machinery	3.2	1.5	11.2	350%	18.2	—	44.0	249%
High Functional Materials & Components	8.3	5.0	24.0	290%	50.2	994%	88.0	198%
Automotive Systems	(4.0)	(17.1)	6.6	—	10.9	—	21.0	—
Components & Devices	(2.9)	(13.1)	13.4	—	30.2	—	43.0	—
Digital Media & Consumer Products	2.2	(11.2)	3.8	168%	10.9	—	11.0	—
Financial Services	0.4	2.5	6.1	—	11.2	439%	21.0	247%
Others	5.3	7.3	6.8	127%	12.8	175%	23.0	118%
Subtotal	43.4	(3.1)	135.4	311%	220.6	—	466.0	201%
Eliminations & Corporate Items	(17.6)	(21.6)	(5.8)	—	(2.6)	—	(56.0)	—
Total	25.8	(24.7)	129.5	502%	218.0	—	410.0	203%

4. Consolidated Overseas Revenues by Business Segment*4*5

			(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	89.7	175.2	89.5	100%	183.0	104%
Power Systems	90.3	158.4	79.7	88%	154.4	97%
Social Infrastructure & Industrial Systems	77.4	137.0	67.2	87%	123.1	90%
Electronic Systems & Equipment	123.2	224.8	143.8	117%	281.0	125%
Construction Machinery	88.0	182.7	129.5	147%	258.9	142%
High Functional Materials & Components	115.5	222.5	134.5	116%	269.5	121%
Automotive Systems	68.8	121.5	77.2	112%	153.2	126%
Components & Devices	129.4	247.4	155.1	120%	304.1	123%
Digital Media & Consumer Products	122.3	224.1	120.4	98%	244.4	109%
Financial Services	12.5	24.8	11.5	92%	23.3	94%
Others	18.5	36.6	25.5	137%	47.7	130%
Subtotal	936.2	1,755.6	1,034.4	110%	2,043.1	116%
Eliminations & Corporate Items	(23.8)	(51.0)	(34.8)	—	(64.2)	—
Total	912.3	1,704.5	999.5	110%	1,978.8	116%	4,100.0	112%

*5	Starting from current period, the figures, which also includes previous period, of Consolidated Overseas Revenues by Business Segment has changed to include intersegment transaction.

5. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)*4

			(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	6.9	15.2	9.9	143%	15.4	101%
Power Systems	7.1	15.7	2.7	39%	5.6	36%
Social Infrastructure & Industrial Systems	6.8	11.2	5.5	81%	8.6	76%
Electronic Systems & Equipment	2.5	5.1	3.2	130%	6.3	124%
Construction Machinery	9.6	16.1	9.4	99%	15.2	94%
High Functional Materials & Components	12.1	25.2	15.0	123%	26.4	105%
Automotive Systems	3.6	8.2	3.3	94%	5.9	72%
Components & Devices	8.6	17.6	17.1	198%	25.5	145%
Digital Media & Consumer Products	4.4	7.8	4.2	95%	6.8	87%
Financial Services	69.7	145.9	73.7	106%	139.3	95%
Others	5.3	12.5	6.6	124%	11.6	93%
Subtotal	137.2	281.0	151.3	110%	267.0	95%
Eliminations & Corporate Items	(3.7)	(9.6)	(2.0)	—	(3.5)	—
Total	133.4	271.3	149.2	112%	263.5	97%	600.0	110%
Internal Use Assets	62.9	127.3	73.3	116%	120.2	94%	297.0	120%
Leasing Assets	70.4	143.9	75.8	108%	143.2	99%	303.0	101%

6. Consolidated Depreciation by Business Segment *4

	(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	8.9	19.6	8.9	100%	17.2	88%
Power Systems	5.5	10.9	4.4	81%	8.8	81%
Social Infrastructure & Industrial Systems	6.4	12.5	5.0	79%	10.4	83%
Electronic Systems & Equipment	3.0	7.9	3.0	99%	6.3	80%
Construction Machinery	10.1	19.5	8.3	82%	17.0	87%
High Functional Materials & Components	20.2	38.8	17.1	85%	34.2	88%
Automotive Systems	9.5	17.8	6.5	69%	13.3	75%
Components & Devices	15.9	31.8	13.6	86%	27.0	85%
Digital Media & Consumer Products	5.9	12.1	4.9	83%	9.8	81%
Financial Services	20.0	35.0	14.9	74%	29.9	85%
Others	8.2	16.1	6.6	82%	13.5	84%
Subtotal	113.9	222.7	93.7	82%	188.0	84%
Eliminations & Corporate Items	0.6	1.1	1.0	161%	1.7	155%
Total	114.5	223.8	94.7	83%	189.8	85%	400.0	91%
Internal Use Assets	89.7	179.2	75.2	84%	150.3	84%	328.0	92%
Leasing Assets	24.8	44.6	19.5	79%	39.5	89%	72.0	84%

7. Consolidated R&D Expenditure by Business Segment*4

	(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	22.1	40.6	20.5	93%	40.3	99%
Power Systems	4.3	7.7	3.6	85%	7.6	98%
Social Infrastructure & Industrial Systems	5.0	9.1	5.4	108%	9.8	108%
Electronic Systems & Equipment	11.9	21.5	11.8	99%	21.7	101%
Construction Machinery	3.7	7.0	4.2	115%	8.2	116%
High Functional Materials & Components	11.2	21.9	11.7	104%	23.1	105%
Automotive Systems	7.3	18.3	11.6	158%	22.1	120%
Components & Devices	16.4	33.3	19.4	118%	37.1	111%
Digital Media & Consumer Products	4.8	9.2	6.2	130%	12.2	131%
Financial Services	—	—	—	—	—	—
Others	0.7	1.5	0.9	135%	1.7	116%
Corporate Items	4.3	8.1	6.3	145%	10.6	130%
Total	92.2	178.9	102.2	111%	194.8	109%	400.0	107%
Percentage of revenues (%)	4.1	4.3	4.4	—	4.3	—	4.3	—

8. Information & Telecommunication Systems

(1) Revenues and Operating Income*6

	(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Revenues	435.1	794.7	425.8	98%	774.8	97%	1,730.0	101%
Software & Services	291.9	528.7	286.5	98%	520.1	98%	1,160.0	102%
Software	35.0	70.5	38.2	109%	73.8	105%
Services	256.9	458.2	248.3	97%	446.3	97%
Hardware	143.2	266.0	139.2	97%	254.4	96%	570.0	101%
Storage*7	50.4	90.7	40.2	80%	86.2	95%
Servers*8	15.1	27.3	14.9	99%	24.9	91%
PCs*9	6.5	13.5	9.3	143%	14.9	110%
Telecommunication	34.8	67.1	35.3	101%	65.2	97%
Others	36.4	67.4	39.4	108%	62.9	93%
Operating income	27.0	32.3	34.3	127%	34.5	107%	100.0	106%
Software & Services		31.2			30.7	98%	82.0	106%
Hardware		1.0			3.8	380%	18.0	104%

*6	Figures for each product exclude intra-segment transactions.

The Company has changed the business segment classification started from Fiscal 2009.

Figures for three months and six months period ended September 30, 2009 has been restated to reflect the reclassification.

*7	Figures for Storage include disk array subsystems, etc.
*8	Figures for Servers include general-purpose computers, UNIX servers, etc.
*9	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions

	(Billions of yen)

	2009		2010
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Revenues	73.0	142.0	74.0	101%	148.0	104%	300.0	99%

9. Hard Disk Drives*10*11

	2009			2010
	Three months ended September 30	Six months ended September 30	Three months ended December 31	Three months ended September 30		Six months ended September 30		Three months ended December 31
Period recorded for consolidated accounting purposes	(A)	(B)	(C)	(D)	(D)/(A) X100	(E)	(E)/(B) X100	(F)(Preliminary)	(F)/(C) X100
Shipment Period	Apr. 2009 to Jun. 2009	Jan. 2009 to Jun. 2009	Jul. 2009 to Sep. 2009	Apr. 2010 to Jun. 2010		Jan. 2010 to Jun. 2010		Jul. 2010 to Sep. 2010
Revenues
Billions of yen	108.0	205.6	121.0	138.4	128%	270.7	132%	128.7	106%
Millions of U.S. dollars	1,109	2,135	1,292	1,504	136%	2,963	139%	1,498	116%
Operating income(loss)
Billions of yen	(3.1)	(8.6)	5.5	17.1	—	36.8	—	11.9	215%
Millions of U.S. dollars	(32)	(89)	59	186	—	403	—	138	234%
Shipments (thousand units)*12	22,300	41,500	25,000	28,200	126%	54,700	132%	28,800	115%
Consumer and Commercial
2.5-inch	11,700	21,900	14,300	16,600	141%	32,300	147%	16,800	118%
3.5-inch	8,700	16,400	8,200	8,200	94%	16,000	98%	8,400	102%
Servers	1,200	2,300	1,500	1,900	157%	3,400	144%	1,800	121%
Emerging	440	660	570	860	194%	1,650	248%	790	139%
External HDD	220	220	450	660	295%	1,460	—	960	215%

*10	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2010 include the operating results of Hitachi GST for the six months ended June 30, 2010.
*11	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*12	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Revision of Year end Dividend Forecast

Tokyo, November 2, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) today announced that the Board of Directors decided to revise the year-end dividend forecast for the fiscal year ending March 31, 2011, as follows. The record date for this dividend is March 31, 2011.

1. Reasons for Revising Year-end Dividend Forecast

The forecast year-end dividend for the fiscal year ending March 31, 2011 had not been decided. However, after taking into consideration our business performance and other factors based on Hitachi’s basic policy for dividends, the Board decided on a year-end dividend forecast. Consequently, Hitachi plans to pay an annual dividend per share of 3 yen per share. Dividend for fiscal year ending March 31, 2011 totals to 8 yen per share, which includes an interim dividend of 5 yen per share (including a commemorative dividend of 2 yen per share for Hitachi’s centennial anniversary).

2. Details of Revision

Annual Dividend (Yen)
Record date	Interim dividend		Year-end dividend	Annual dividend
Previous forecast	5 yen per share	*	—	—
Revised forecast	—		3 yen per share	8 yen per share
Actual	5 yen per share	*
Dividend for fiscal year ended March 31, 2010	0 yen per share		0 yen per share	0 yen per share

*	The amount of the interim dividend consists of ordinary dividend of 3 yen per share and commemorative dividend of 2 yen per share, and it is payable on November 25, 2010.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Global Storage Technologies to Commence Preparation for an Initial Public Offering

Tokyo, Japan and San Jose, Calif., U.S., November 2, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE:6501, hereinafter Hitachi) and Hitachi Global Storage Technologies (hereinafter Hitachi GST), its wholly owned subsidiary, today announced that Hitachi GST has commenced preparation to make its initial public offering with a listing on the New York Stock Exchange or National Association of Securities Dealers Automated Quotations (Nasdaq) in cooperation with Hitachi.

Hitachi GST expects to use the proceeds of the initial public offering for, among other things, ongoing operating and capital expenditures, research and development, strategic activities and general corporate purposes. Hitachi and Hitachi GST will monitor economic and capital market conditions relative to the timing of the proposed initial public offering.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. This press release is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Hitachi Global Storage Technologies

Hitachi Global Storage Technologies (Hitachi GST) develops advanced hard disk drives, enterprise-class solid state drives and innovative external storage solutions and services used to store, preserve and manage the world’s most valued data. Founded by the pioneers of hard drives, Hitachi GST provides high-value storage for a broad range of market segments, including Enterprise, Desktop, Mobile computing, Consumer Electronics and Personal Storage. Hitachi GST was established in 2003 and maintains its U.S. headquarters in San Jose, California. For more information, please visit the company’s website at http://www.hitachigst.com.

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